Metalla Announces ValGold Shareholders Vote
in Favor of Plan of Arrangement

VANCOUVER, July 24, 2018 /CNW/ - Metalla Royalty & Streaming Ltd. (the "Company" or "Metalla") (TSXV:MTA) (OTCQX:MTAFF) (Frankfurt:X9CP) is pleased to announce that shareholders of ValGold Resources Ltd. ("ValGold") voted today at the annual and special meeting of shareholders of ValGold ("ValGold Shareholders") to approve the plan of arrangement (the "Arrangement") between the Company and ValGold as previously announced on May 9, 2018. The Arrangement was approved by 99.99% of the votes cast by ValGold Shareholders voting together as a single class.

ValGold's application to the Supreme Court of British Columbia (the "Court") to obtain the final order approving the Arrangement is scheduled for July 26, 2018. Assuming Court approval is obtained, and the other conditions of the Arrangement are satisfied or waived, the Arrangement is expected to become effective on or about July 31, 2018.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Metalla's strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit Metalla's website at www.metallaroyalty.com.

ON BEHALF OF THE BOARD OF
METALLA ROYALTY AND STREAMING LTD.

Brett Heath, President and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "scheduled", "estimates", "projects", "intends", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information in this press release includes, but is not limited to the timing and receipt of required Court approval and closing of the Arrangement.

These statements reflect Metalla's current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by Metalla, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Metalla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: satisfaction or waiver of all remaining conditions to closing of the Arrangement including, without limitation, receipt of all necessary Court and TSX Venture Exchange approvals or consents and lack of material changes with respect to Metalla and ValGold and their respective businesses, all as more particularly set forth in the Arrangement Agreement. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Metalla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Metalla does not intend and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Metalla Royalty and Streaming Ltd.

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For further information: Metalla Royalty & Streaming Ltd., Brett Heath, President & CEO, Phone: 604-696-0741, Email: info@metallaroyalty.com, Website: www.metallaroyalty.com

CO: Metalla Royalty and Streaming Ltd.

CNW 16:00e 24-JUL-18